X-Square Balanced Fund, LLC

Change in Independent Registered Public Accounting Firm

On May 24, 2021, the Fund by action of the Board upon the recommendation of the Board’s Audit Committee selected Kevane Grant Thornton, LLP as the independent registered public accounting firm to audit the Fund’s financial statements for the fiscal year ended December 31, 2021. During the Fund’s fiscal years ended December 31, 2020 and December 31, 2019, neither the Fund nor anyone on its behalf has consulted with Kevane Grant Thornton, LLP on items which (i) concerned the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Fund’s financial statements; or (ii) concerned the subject of a disagreement (as defined in paragraph (a)(l)(iv) of Item 304 of Regulation S-K under the Securities Exchange Act of 1934, as amended (“Regulation S-K”)) or reportable events (as described in paragraph (a)(l)(v) of said Item 304).

BDO Puerto Rico, P.S.C. (“BDO”) was dismissed as the independent registered public accounting firm to the Fund effective May 24, 2021. BDO's reports on the Fund’s financial statements for the fiscal years ended December 31, 2020 and December 31, 2019 contained no adverse opinion or disclaimer of opinion nor were they qualified or modified as to uncertainty, audit scope or accounting principles. During the Fund’s fiscal years ended December 31, 2020 and December 31, 2019, (i) there were no disagreements with BDO on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of BDO, would have caused it to make reference to the subject matter of the disagreements in connection with its reports on the Fund’s financial statements for such fiscal years, and (ii) there were no “reportable events” of the kind described in Item 304(a)(l)(v) of Regulation S-K.